Exhibit 12.1

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK
(in millions, except Ratio)
Earnings:	2011	2012	2013	2014	2015
Income from continuing operations
before tax and noncontrolling interest	$ 1,745	$ 1,874	$ 1,279	$ 2,039	$ 1,618
Less: Income from equity investees	0	0	0	0	0
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,745	1,874	1,279	2,039	1,618
Add:
Fixed charges (see below)	613	667	708	727	742
Amortization of capitalized interest	4	2	3	1	0
Distributed income of equity investees	—	—	—	—	—
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	—	—	—	—	—
Subtract:
Interest capitalized	(4)	(8)	(6)	(2)	(1)
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis	(90)	(103)	(128)	(146)	(165)
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	—	—	—	—	—
Earnings as adjusted	$ 2,268	$ 2,432	$ 1,856	$ 2,619	$ 2,194
	—	—	—	—
Fixed Charges:
Interest expenses - net of capitalized interest and AFUDC	$ 463	$ 499	$ 523	$ 533	$ 526
Add: AFUDC	42	40	31	25	31
Interest expenses - net of capitalized interest	505	539	554	558	557
Interest capitalized (1)	4	8	6	2	1
Interest portion of rental expense (2)	14	17	20	21	19
Preferred and preference stock dividend
requirement - pre-tax basis	90	103	128	146	165

Total fixed charges	$ 613	$ 667	$ 708	$ 727	$ 742

Ratio	3.70	3.65	2.62	3.60	2.96

(1)	Includes fixed charges associated with Nuclear Fuel.

(2)
Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.